Exhibit 99.2

TASEKO MINES LIMITED

Management’s Discussion and Analysis

This management discussion and analysis (“MD&A”) is intended to help the reader understand Taseko Mines Limited (“Taseko”, “we”, “our” or the “Company”), our operations, financial performance, and current and future business environment. This MD&A is intended to supplement and complement the consolidated financial statements and notes thereto, prepared in accordance with IAS 34 of International Financial Reporting Standards (“IFRS”) for the three and nine months ended September 30, 2019 (the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this MD&A and the Company’s other public filings, which are available on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

This MD&A is prepared as of November 5, 2019. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed “forward-looking statements”. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in the Company’s other public filings with the SEC and Canadian provincial securities regulatory authorities.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

CONTENTS

OVERVIEW	3

HIGHLIGHTS	3

REVIEW OF OPERATIONS	5

GIBRALTAR OUTLOOK	6

PROJECT UPDATE	6

INTENTION TO LIST ON THE LONDON STOCK EXCHANGE	8

MARKET REVIEW	8

FINANCIAL PERFORMANCE	8

FINANCIAL CONDITION REVIEW	14

SUMMARY OF QUARTERLY RESULTS	18

CRITICAL ACCOUNTING POLICIES AND ESTIMATES	18

INTERNAL AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING	19

RELATED PARTY TRANSACTIONS	20

NON-GAAP PERFORMANCE MEASURES	21

TASEKO MINES LIMITED

Management’s Discussion and Analysis

OVERVIEW

Taseko Mines Limited (“Taseko” or “Company”) is a mining company that seeks to create long-term shareholder value by acquiring, developing, and operating large tonnage mineral deposits which, under conservative forward metal price assumptions, are capable of supporting a mine for ten years or longer. The Company’s sole operating asset is the 75% owned Gibraltar Mine, operated through the Gibraltar joint venture (“Gibraltar”), which is located in central British Columbia and is one of the largest copper mines in North America. Taseko also wholly owns the Florence Copper Project, which is advancing towards production, as well as the Aley niobium, Harmony gold, Yellowhead copper, and New Prosperity gold-copper projects.

HIGHLIGHTS

Financial Data	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands, except for per share amounts)	2019	2018	Change	2019	2018	Change
Revenues	82,436	74,297	8,139	239,231	232,749	6,482
Earnings from mining operations before depletion and amortization*	12,317	33,742	(21,425)	46,692	83,553	(36,861)
Earnings (loss) from mining operations	(15,737)	13,568	(29,305)	(31,684)	30,644	(62,328)
Net income (loss)	(24,508)	7,098	(31,606)	(43,451)	(16,054)	(27,397)
Per share - basic (“EPS”)	(0.10)	0.03	(0.13)	(0.18)	(0.07)	(0.11)
Adjusted net income (loss)*	(20,561)	1,464	(22,025)	(52,451)	(7,198)	(45,253)
Per share - basic (“adjusted EPS”)*	(0.08)	0.01	(0.09)	(0.22)	(0.03)	(0.19)
Adjusted EBITDA*	7,906	31,940	(24,844)	32,811	71,728	(38,917)
Cash flows provided by operations	15,150	18,053	(2,903)	33,414	49,958	(16,544)

Operating Data (Gibraltar - 100% basis)	Three months ended September 30,			Nine months ended September 30,
	2019	2018	Change	2019	2018	Change
Tons mined (millions)	24.7	29.0	(4.3)	74.7	83.1	(8.4)
Tons milled (millions)	7.5	8.0	(0.5)	22.1	22.9	(0.8)
Production (million pounds Cu)	33.0	43.0	(10.0)	92.5	99.4	(6.9)
Sales (million pounds Cu)	33.5	30.2	3.3	89.1	83.8	5.3

*Non-GAAP performance measure. See page 21 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

HIGHLIGHTS - CONTINUED

Third Quarter Review

●	Third quarter earnings from mining operations before depletion and amortization* were $12.3 million, and Adjusted EBITDA was $7.9 million;

●	Cash flow from operations was $15.2 million, a 37% increase over the second quarter of 2019;

●	The Company’s cash balance at September 30, 2019 was $42.0 million, unchanged from the prior quarter;

●	Copper production in the third quarter was steady at 33.0 million pounds and copper sales were 33.5 million pounds (100% basis);

●	Molybdenum production was 620 thousand pounds in line with plan; molybdenum prices averaged US$11.83 per pound during the quarter;

●	Site operating costs, net of by-product credits* were US$1.72 per pound produced, comparable to the second quarter of 2019 of US$1.71 per pound;

●	Net loss was $24.5 million ($0.10 per share) and adjusted net loss* was $20.6 million ($0.08 per share);

●

The Florence Copper project continues to advance its production test facility operation with the focus turning to testing different wellfield operating strategies, including adjusting pumping rates, solution strength, flow direction and the use of packers in recovery and injection wells to isolate different zones of the orebody. During the quarter, Florence delivered its first shipment of LME grade A copper cathode; and

●

Finished goods inventory at September 30, 2019 at Gibraltar (100% basis) includes 5 million pounds of copper and 129 thousand pounds of molybdenum with a sales value for Taseko’s share of approximately $12.0 million.

*Non-GAAP performance measure. See page 21 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

REVIEW OF OPERATIONS

Gibraltar Mine (75% Owned)

Operating data (100% basis)	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018

Tons mined (millions)	24.7	26.6	23.3	28.4	29.0

Tons milled (millions)	7.5	7.7	6.8	7.1	8.0

Strip ratio	3.0	2.3	3.2	5.1	1.7

Site operating cost per ton milled (CAD$)*	$10.83	$11.51	$10.88	$9.16	$10.60

Copper concentrate

Head grade (%)	0.249	0.256	0.216	0.222	0.314

Copper recovery (%)	87.7	87.7	84.6	81.3	85.9

Production (million pounds Cu)	33.0	34.7	24.9	25.8	43.0

Sales (million pounds Cu)	33.5	32.3	23.3	42.7	28.8

Inventory (million pounds Cu)	5.0	5.5	3.1	1.6	18.5

Molybdenum concentrate

Production (thousand pounds Mo)	620	653	738	727	690

Sales (thousand pounds Mo)	518	708	770	738	709

Per unit data (US$ per pound produced)*

Site operating costs*	$1.88	$1.92	$2.23	$1.92	$1.50

By-product credits*	(0.16)	(0.21)	(0.32)	(0.30)	(0.16)

Site operating costs, net of by-product credits*	$1.72	$1.71	$1.91	$1.62	$1.34

Off-property costs	0.33	0.30	0.30	0.49	0.24

Total operating costs (C1)*	$2.05	$2.01	$2.21	$2.11	$1.58

*Non-GAAP performance measure. See page 21 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

OPERATIONS ANALYSIS

Third Quarter Operating Results

Copper production in the third quarter was 33.0 million pounds. Copper grade for the quarter averaged 0.249%, which was in line with management expectations, the mine plan, and the life of mine average grade. Copper recovery in the mill was 87.7% during the quarter which was consistent with Q2 and improved over the prior year. Production was also affected by slightly lower mill throughput during the quarter.

A total of 24.7 million tons were mined during the period, a decrease of 1.9 million tons over the previous quarter and the ore stockpile was drawn down by 1.4 million tons. The strip ratio for the third quarter was 3.0 to 1.

Capitalized stripping costs totaled $8.6 million (75% basis) compared to $2.0 million in the prior quarter due to advancement into the Pollyanna pit and associated waste stripping. These factors contributed to the decrease in site operating cost per ton milled*, which was $10.83 for the quarter, 6% lower than the prior quarter.

Total site spending (including capitalized stripping costs) was generally in line with the previous quarter.

Molybdenum production was 620 thousand pounds in the third quarter. Molybdenum prices held steady and averaged US$11.83 per pound over the quarter. By-product credits per pound of copper produced* decreased to US$0.16 in the third quarter from US$0.21 in the previous quarter as a result of the lower molybdenum sales.

Off-property costs per pound produced* were US$0.33 for the third quarter of 2019. Off-property costs consist of concentrate treatment, refining and transportation costs, and these costs are in line with recent quarters relative to copper sold.

GIBRALTAR OUTLOOK

Gibraltar is expected to produce approximately 130 million pounds (+/-5%) on a 100% basis in 2019, comparable to the production level achieved in 2018.

The fundamentals for copper remain strong and most industry analysts are projecting a growing deficit and higher copper prices in the coming years. Expansion of overseas copper smelting capacity and tighter supply conditions has recently resulted in notably lower concentrate treatment and refining charges (“TCRC”). The Company recently completed a spot copper concentrate contract at an attractive rate significantly below the 2019 benchmark.

On November 6, 2019, the Company will publish an updated 43-101 Technical report on the Gibraltar Mine. Based on this updated technical report, sufficient Mineral Reserves exist to support an approximate 19-year production plan out to 2038 with annual average copper production of 130 million pounds, and the Mineral Resource potential exists to further extend the mine life.

PROJECT UPDATE

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper, molybdenum and niobium. Our current focus is on the development of the Florence Copper Project.

*Non-GAAP performance measure. See page 21 of this MD&A.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Florence Copper

The Production Test Facility (“PTF”) continued to operate as planned in the quarter. On October 21, 2019, the Company provided an operational update highlighting that steady state operation has been achieved, with focus turning to testing different wellfield operating strategies, including adjusting pumping rates, solution strength, flow direction, and the use of packers in recovery and injection wells to isolate different zones of the orebody. Sweep efficiencies in the wellfield continue to outperform management expectations. The Florence Copper technical team is using physical and operating control mechanisms to adjust solution chemistry and flow rates and is successfully increasing copper concentration in solution. The main recovery well is now producing copper in solution at an annualized rate of approximately 600,000 pounds per year, and the expectation is for steady improvement as the well matures.

The main focus of the PTF phase is to demonstrate to regulators and key stakeholders that hydraulic control of underground leach solutions can be maintained and provide valuable data to validate the Company’s leach model as well as optimize well design and performance and hydraulic control parameters. Successful operation of the in-situ leaching process will allow permits to be amended for the full-scale commercial operation, which is expected to produce up to 85 million pounds of annual copper cathode capacity for 19 years.

Two permits are required to commence construction of the commercial scale wellfield at Florence Copper. These are the Aquifer Protection Permit (“APP”) from the Arizona Department of Environmental Quality (“ADEQ”) and the Underground Injection Control (“UIC”) Permit from the U.S. Environmental Protection Agency (“EPA”). In June 2019, the Company submitted the APP application to the ADEQ. The UIC permit application was submitted to the EPA in the first week of August. Operating permits for the commercial scale wellfield are expected to be received in the summer of 2020. The Company is planning to continue to operate the PTF until the end of 2020.

The Company has continued to advance various project financing options from debt providers, royalty companies, and potential joint venture partners. Management is targeting to have the project finance funding committed in advance of both the APP and UIC permit amendments being issued by the ADEQ and EPA, respectively.

Total expenditures at the Florence Project for the nine months ending September 30, 2019 were $10.8 million including the PTF operation and other project development costs.

Yellowhead Copper

On February 15, 2019, the Company acquired all of the outstanding common shares of Yellowhead Mining Inc. (“Yellowhead”) that it did not already own, in exchange for 17.3 million Taseko common shares.

Yellowhead holds a 100% interest in a copper-gold-silver development project located in south-central British Columbia. The project feasibility study dated July 31, 2014, proposed a 70,000 tonne per day concentrator with total pre-production capital costs of approximately $1 billion and an average operating cost of US$1.46 per pound of copper. Using US$3.00 per pound of copper, a Canadian/US dollar exchange rate of 0.80, an 8% discount rate and other assumptions from the 2014 feasibility study results in a pre-tax net present value of $1.1 billion.

Since the acquisition, Taseko has restarted the environmental review process for the Yellowhead Copper Project, and the Company’s technical team has commenced an engineering redesign of the project to enhance economics with the objective of issuing a new 43-101 technical report in due course.

Aley Niobium

Environmental monitoring and product marketing initiatives on the project continue. A drill program was completed in 2018 to collect samples for further metallurgical testing. A pilot plant scale program commenced in the second quarter on the currently bench scale proven niobium flotation and converter processes. The pilot plant will also

TASEKO MINES LIMITED

Management’s Discussion and Analysis

provide final product samples for marketing purposes. Aley project expenditures for the nine months ended September 30, 2019 were $0.5 million.

INTENTION TO LIST ON THE LONDON STOCK EXCHANGE

On October 22, 2019, the Company announced its intention to seek a listing of the Company’s common shares on the London Stock Exchange (“LSE”) Main Market. Subject to the required regulatory approvals from the Financial Conduct Authority and the LSE, including publication of a Prospectus. Admission to the LSE is expected to occur before the end of 2019. The Company is not intending to raise capital in conjunction with the LSE admission.

MARKET REVIEW

Copper                                                             Molybdenum                                                      Canadian/US Dollar Exchange

Prices (USD per pound for Commodities)

(Source Data: Bank of Canada, Platts Metals, and London Metals Exchange)

The average price of London Metals Exchange (“LME”) copper was US $2.63 per pound in the third quarter of 2019, which was slightly lower than the second quarter of 2019 and is approximately 5.1% lower than the third quarter of 2018. The average price of LME copper was US $2.74 per pound for the nine months ended September 30, 2019, compared to US $3.01 per pound for the nine months ended September 30, 2018. Changes in Chinese economic demand, copper supply disruptions, global trade policies, interest rate expectations and speculative investment activity have all contributed to the recent price volatility. Despite the short-term volatility, management continues to believe that the copper market will benefit from tight mine supply going forward.

The average molybdenum price was US$11.83 per pound in the third quarter of 2019, which was 3% lower than the second quarter of 2019. The Company’s sales agreements specify molybdenum pricing based on the published Platts Metals reports.

Approximately 80% of Gibraltar’s costs are Canadian dollar denominated and therefore, fluctuations in the Canadian/US dollar exchange rate can have a significant effect on the Company’s operating results and unit production costs, which are reported in US dollars in this MD&A. The Canadian dollar weakened on average throughout the periods by 1% and 3%, respectively, for the three and nine months ended September 30, 2019 compared to the same periods in 2018.

FINANCIAL PERFORMANCE

Earnings

The Company’s net loss was $24.5 million ($0.10 per share) for the three months ended September 30, 2019,

TASEKO MINES LIMITED

Management’s Discussion and Analysis

compared to net income of $7.1 million ($0.03 per share) for the same period in 2018. The increased loss in the current period was primarily due to lower realized copper prices, and higher depreciation of capitalized stripping costs attributed to the greater ore tons being mined from the Granite pit. Contributing to the change was a $3.5 million unrealized foreign exchange loss as compared to a $5.2 million gain for the same period in 2018. Also contributing to the change is the insurance recovery of $3.9 million recorded in the three months period ended September 30, 2018, related to the Cariboo region wildfires in 2017.

The Company’s net loss was $43.5 million ($0.18 per share) for the nine months ended September 30, 2019, compared to a net loss of $16.1 million ($0.07 per share) for the same period in 2018. The increased net loss in the current period was primarily due to lower average realized copper prices in 2019 of US$0.21 per pound on a year to date basis, and the higher production costs and depreciation expense due to the effects of capitalized stripping noted above. The nine months ended September 30, 2018 also benefited from the insurance recovery of $7.9 million. These net loss variances were partially offset by a $9.4 million unrealized foreign exchange gain in 2019 due to a strengthening Canadian dollar as compared to a $10.8 million loss for the same period in 2018 which saw a weakening Canadian dollar.

Earnings from mining operations before depletion and amortization* was $12.3 million and $46.7 million, respectively for the three and nine months ended September 30, 2019, compared to $33.7 million and $83.6 million for the same periods in 2018.

Included in net income (loss) are a number of items that management believes require adjustment in order to better measure the underlying performance of the business. The following items have been adjusted as management believes they are not indicative of a realized economic gain/loss or the underlying performance of the business in the period:

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2019	2018	Change	2019	2018	Change

Net income (loss)	(24,508)	7,098	(31,606)	(43,451)	(16,054)	(27,397)

Unrealized foreign exchange (gain) loss	3,569	(5,244)	8,813	(9,378)	10,817	(20,195)

Unrealized (gain) loss on copper put options	518	(534)	1,052	518	(2,686)	3,204

Estimated tax effect of adjustments	(140)	144	(284)	(140)	725	(865)

Adjusted net income (loss)*	(20,561)	1,464	(22,025)	(52,451)	(7,198)	(45,253)

*Non-GAAP performance measure. See page 21 of this MD&A.

During the three months ended September 30, 2019, the Canadian dollar weakened resulting in an unrealized foreign exchange loss of $3.6 million. During the nine months ended September 30, 2019, the Canadian dollar strengthened resulting in an unrealized foreign exchange gain of $9.4 million. The unrealized foreign exchange gain or loss is substantially driven by the translation of the Company’s US dollar denominated senior secured notes of US$250 million due in 2022.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Revenues

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2019	2018	Change	2019	2018	Change

Copper in concentrate	84,424	74,908	9,516	235,737	236,732	(995)

Molybdenum concentrate	5,959	8,044	(2,085)	23,407	17,892	5,515

Silver	1,063	1,000	63	3,156	3,169	(13)

Price adjustments on settlement receivables	(2,265)	(3,617)	1,352	(3,670)	(7,725)	4,055

Total gross revenue	89,181	80,331	8,850	258,630	250,068	8,562

Less: treatment and refining costs	(6,745)	(6,034)	(711)	(19,399)	(17,319)	(2,080)

Revenue	82,436	74,297	8,139	239,231	232,749	6,482

(thousands of pounds, unless otherwise noted)

Copper in concentrate*	24,212	20,836	3,376	64,382	60,588	3,794

Average realized copper price (US$ per pound)	2.56	2.63	(0.07)	2.70	2.91	(0.21)

Average LME copper price (US$ per pound)	2.63	2.77	(0.14)	2.74	3.01	(0.27)

Average exchange rate (US$/CAD)	1.32	1.31	0.01	1.33	1.29	0.04

* This amount includes a net smelter payable deduction of approximately 3.5% to derive net payable pounds of copper sold.

Copper revenues for the three months ended September 30, 2019 increased by $9.5 million compared to the same period in 2018, primarily due to an increase in copper in concentrate sold by 3.4 million pounds, partially offset by the lower realized copper prices by US$0.07 per pound in the current period.

Copper revenues for the nine months ended September 30, 2019 decreased by $1.0 million compared to the same period in 2018, primarily due to lower realized copper prices in the current period by US$0.21 per pound, partially offset by the increase in copper volume of concentrate sold and the weakening of the Canadian dollar relative to the US dollar.

During the three and nine months ended September 30, 2019, negative price adjustments of $2.4 million and $4.1 million, respectively, were recorded for provisionally priced copper concentrate due to declining copper price trends following shipment. These adjustments resulted in a US$0.08 and US$0.05 per pound decrease to the average realized copper price for the three and nine month period, respectively. These adjustments were less pronounced than in 2018, which saw a cumulative negative price adjustment of $7.7 million on a year to date basis in 2018.

Molybdenum revenues for the three months ended September 30, 2019 decreased by $2.1 million compared to the same period in 2018. The decrease for the three months period was due mainly to lower molybdenum sales volumes by 191 thousand pounds (100% basis) compared to the same prior period. For the nine months period ended September 30, 2019, sales increased by $5.5 million compared to the same prior period, as sales and production volumes were greater by 430 and 372 thousand pounds, respectively, on a year to date basis. Molybdenum prices for the nine months ended September 30, 2019 averaged US$11.83 per pound, compared to US$11.90 per pound for the nine months ended September 30, 2018. During the nine months ended September 30, 2019, price adjustments of positive $0.4 million were recorded for provisionally priced molybdenum concentrate.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Cost of sales

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2019	2018	Change	2019	2018	Change

Site operating costs	61,268	63,436	(2,168)	183,392	169,984	13,408

Transportation costs	4,889	5,149	(260)	12,807	12,507	300

Changes in inventories of finished goods	1,272	(17,439)	18,711	(6,763)	(17,593)	10,830

Changes in inventories of ore stockpiles	2,690	(6,716)	9,406	3,103	(7,827)	10,930

Insurance recovery	-	(3,875)	3,875	-	(7,875)	7,875

Production costs	70,119	40,555	29,564	192,539	149,196	43,343

Depletion and amortization	28,054	20,174	7,880	78,376	52,909	25,467

Cost of sales	98,173	60,729	37,444	270,915	202,105	68,810

Site operating costs per ton milled*	$10.83	$10.60	$1.23	$11.08	$9.88	$1.20

*Non-GAAP performance measure. See page 21 of this MD&A.

Site operating costs for the three months ended September 30, 2019 decreased by $2.2 million primarily due to higher capitalized stripping costs in the current period due to the commencement of greater stripping activity in the Pollyanna pit in the third quarter of 2019. Site operating costs for the nine months ended September 30, 2019 increased by $13.4 million, compared to the same prior period as less costs were capitalized in the first half of 2019 as the mine transitioned to mining more ore than waste from the Granite pit in 2019.

For the three and nine months ended September 30, 2019, capitalized stripping costs were $8.6 million and $18.6 million, respectively, compared to $7.6 million and $30.0 million for the same periods in 2018 due to the mining phases noted above. The remaining increase of $1.9 million in site operating costs for the nine months ended September 30, 2019 is due to the timing of maintenance related costs.

Cost of sales is also impacted by changes in copper concentrate inventories and ore stockpiles. Inventory of copper in concentrate decreased by 0.5 million pounds in the third quarter, resulting in a decrease in finished goods inventories (increase in cost of sales) of $1.3 million. Inventory of copper concentrates increased by 3.4 million pounds in the nine month period ended September 30, 2019, resulting in an increase in finished goods inventories (decrease in cost of sales) of $6.8 million. At the end of September 30, 2018, there was a notable build of inventory of 18.5 million pounds.

The stockpiled ore tonnage decreased by 1.4 million tons during the third quarter of 2019. During the same period, the Company recorded an impairment of $0.8 million to production costs and depletion and amortization to adjust the carrying value of ore stockpile inventories to net realizable value. During the nine months ended September 30, 2019, stockpiled ore tonnage decreased by 2.3 million tons and the Company recorded an impairment of $2.7 million to adjust the carrying value of ore stockpile inventories to net realizable value. For the three and nine months ended September 30, 2018, the ore stockpiles increased by 2.9 million and 2.3 million tons, respectively.

Depletion and amortization for three and nine months ended September 30, 2019 increased by $7.9 million and $25.5 million, respectively, over the same periods in 2018. These differences are primarily due to increased depreciation of capitalized stripping costs as greater ore tons are being mined from the Granite pit.

For the three and nine months ended September 30, 2018, the Company had recognized an insurance recovery of $3.9 million and $7.9 million (75% basis), respectively, related to the Cariboo region wildfires in 2017.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Other operating (income) expenses

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2019	2018	Change	2019	2018	Change

General and administrative	2,311	3,328	(1,017)	10,284	10,830	(546)

Share-based compensation expense (recovery)	155	(428)	583	2,268	(1,223)	3,491

Project evaluation	1,711	(154)	1,865	2,746	1,381	1,365

Realized (gain) loss on copper put options	781	(194)	975	1,632	2,107	(475)

Unrealized (gain) loss on derivative instruments	518	(534)	1,052	518	(2,686)	3,204

Other income	(473)	(547)	74	(1,381)	(1,206)	(175)

	5,003	1,471	3,532	16,067	9,203	6,864

General and administrative costs have decreased in the three months ended September 30, 2019, compared to the same prior period primarily due to executive pension contributions incurred in the third quarter of 2018.

Share-based compensation expense increased for the nine months ended September 30, 2019, compared to the same period in 2018, primarily due to the revaluation of the liability for deferred share units in 2018 resulting from a decrease in the Company’s share price. Share-based compensation expense is comprised of amortization of share options and performance share units and the expense for deferred share units. More information is set out in Note 15 of the September 30, 2019 condensed consolidated interim financial statements.

Project evaluation costs for the three and nine months ended September 30, 2019, represent costs associated with the New Prosperity project and the Yellowhead project, which was acquired in the first quarter of 2019.

During the three and nine months ended September 30, 2019, the Company incurred realized losses of $0.8 million and $1.6 million, respectively, from copper put options that settled during the period. The unrealized loss of $0.5 million in the third quarter of 2019 relates to the fair value adjustment of the copper put options that mature in the fourth quarter of 2019.

Finance expenses

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2019	2018	Change	2019	2018	Change

Interest expense	8,867	8,221	646	25,679	23,920	1,759

Finance expense – deferred revenue	1,039	1,020	19	3,116	3,162	(46)

Accretion of PER	519	588	(69)	1,420	1,791	(371)

	10,425	9,829	596	30,215	28,873	1,342

Interest expense increased for the three months ended September 30, 2019, primarily due to $0.1 million in amortization of deferred financing charges and the foreign exchange impact on US dollar denominated interest payments, $0.4 million on equipment related debt, and $0.2 million of interest related to lease liabilities now recognized under IFRS 16.

Interest expense increased for the nine months ended September 30, 2019, primarily due to the $0.7 million foreign exchange impact on US dollar denominated interest payments, $0.4 million on equipment related debt, and $0.5 million of interest related to lease liabilities now recognized under IFRS 16.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Finance expense - deferred revenue represents the implicit financing component of the upfront deposit from the silver sales arrangement with Osisko Gold Royalties Ltd. (“Osisko”).

Income tax

	Three months ended September 30,			Nine months ended September 30,
(Cdn$ in thousands)	2019	2018	Change	2019	2018	Change

Current income tax expense	44	280	(236)	452	770	(318)

Deferred income tax expense (recovery)	(9,897)	1,019	(10,916)	(25,246)	(967)	(24,279)

	(9,853)	1,299	(11,152)	(24,794)	(197)	(24,597)

Effective tax rate	28.6%	15.4%	13.2%	36.3%	1.2%	35.1%

Canadian statutory rate	27%	27%	-	27%	27%	-

B.C. Mineral tax rate	9.6%	9.6%	-	9.6%	9.6%	-

The income tax recovery for the three and nine months ended September 30, 2019 was mainly due to an increase in deferred income tax recovery. Deferred income taxes were recognized on losses for accounting purposes and timing differences arising from lower depreciation for tax purposes at Gibraltar. Foreign exchange revaluations on the senior secured notes are not recognized for tax purposes until realized, and in the case of capital losses, when they are applied.

The current income tax expense represents an estimate of B.C. mineral taxes payable for the current periods.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

FINANCIAL CONDITION REVIEW

Balance sheet review

(Cdn$ in thousands)	As at September 30, 2019	As at December 31, 2018	Change

Cash and cash equivalents	41,877	45,665	(3,788)

Other current assets	53,542	58,766	(5,224)

Property, plant and equipment	817,145	821,287	(4,142)

Other assets	48,126	47,005	1,121

Total assets	960,690	972,723	(12,033)

Current liabilities	57,339	47,578	9,761

Debt:

Senior secured notes	323,482	331,683	(8,201)

Equipment related financings	58,940	23,798	35,142

Deferred revenue	39,475	39,367	108

Other liabilities	166,870	183,220	(16,350)

Total liabilities	646,106	625,646	20,460

Equity	314,584	347,077	(32,493)

Net debt (debt minus cash and equivalents)	340,545	309,816	30,729

Total common shares outstanding (millions)	246.2	228.4	17.8

The Company’s asset base is comprised principally of property, plant and equipment, reflecting the capital intensive nature of the mining business. Other current assets primarily include accounts receivable, inventories (concentrate inventories, ore stockpiles, and supplies), prepaid expenses, and marketable securities. Concentrate inventories, accounts receivable and cash balances fluctuate in relation to transportation and cash settlement schedules.

Net debt has increased by $30.7 million in the nine months ended September 30, 2019. Total long-term debt increased by $26.9 million for the nine months ended September 30, 2019, due to two new equipment loans, a sale leaseback transaction on mining equipment at Gibraltar, a new lease for a large wheel loader, and the recognition of $5.9 million of additional lease liabilities under the new IFRS lease accounting standard as of January 1, 2019. These factors were partially offset by unrealized foreign exchange gains on the Company’s US dollar denominated debt and ongoing principal and lease repayments. The decrease in the cash balance in the nine months ended September 30, 2019 reflects capital expenditures at Florence and Gibraltar not funded from operating cash flows.

Deferred revenue relates to the advance payment received in March 2017 from Osisko for the sale of Taseko’s share of future silver production from Gibraltar.

Other liabilities decreased by $16.4 million mainly due to the decrease in deferred tax liabilities. Other liabilities includes the provision for environmental rehabilitation (“PER”) of $106.6 million at September 30, 2019, which increased due to the impact on the long-term discount rate arising from changes in government bond yields.

As at November 5, 2019, there were 246,194,219 common shares outstanding. In addition, there were 10,816,900 stock options and 3,000,000 warrants outstanding at November 5, 2019. More information on these instruments and the terms of their exercise is set out in Note 15 of the September 30, 2019 unaudited condensed consolidated interim financial statements.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Liquidity, cash flow and capital resources

Cash flow provided by operations during the three months ended September 30, 2019 was $15.2 million compared to $18.1 million for the same period in 2018. Cash used for investing activities during the three months ended September 30, 2019 was $18.4 million compared to $20.6 million for the same period in 2018.

Investing cash flows in the third quarter includes $4.3 million of expenditures at the Florence Project, $8.6 million for capitalized stripping costs and $3.3 million for other sustaining capital expenditures at Gibraltar.

Cash flow provided by operations during the nine months ended September 30, 2019 was $33.4 million compared to $50.0 million for the same period in 2018. Cash used for investing activities during the nine months ended September 30, 2019 was $39.2 million compared to $69.3 million for the same period in 2018.

Investing cash flows for the nine months ended September 30, 2019 includes $9.9 million of expenditures at the Florence Project, $18.6 million for capitalized stripping costs and $8.0 million for other capital expenditures at Gibraltar.

Net cash provided by financing activities in the third quarter was $2.9 million. In August 2019, Gibraltar entered into an equipment loan with the Company’s share of proceeds being $8.0 million. The loan bears interest at an annual rate of 6.4%, is secured by existing mining equipment at Gibraltar and is repayable in monthly installments with a final maturity date of August 28, 2023. Principal repayments in the third quarter for leases and equipment loans were $4.1 million and interest paid was $1.0 million.

Net cash provided by financing activities for the nine months ended September 30, 2019 was $2.7 million. In addition to the third quarter equipment financing noted above, Gibraltar entered two equipment re-financings in the second quarter of 2019 with the Company’s share of proceeds being $26.0 million. Principal repayments for leases and equipment loans were $15.0 million and interest paid was $16.5 million for the nine month period ended September 30, 2019.

Net proceeds from these the equipment re-financings are available for general working capital purposes.

At September 30, 2019, the Company had cash and equivalents of $42.0 million, unchanged from the prior quarter (December 31, 2018 - $45.7 million). The Company continues to make monthly principal repayments for leases and equipment loans, however, there are no principal payments required on the senior secured notes until the maturity date in June 2022. The next semi-annual interest payment of US$10.9 million is due on December 15, 2019 on the senior secured notes.

Liquidity outlook

The Company has a pipeline of development stage projects, including the Florence Copper Project, and additional funding will be required to advance these projects to production. The Florence Copper Project has an estimated capital cost (based on the Company’s 2017 43-101 technical report) of approximately US$204 million (plus reclamation bonding) and the Company expects to fund a portion of these costs with debt financing. The US$250 million senior secured notes (due in June 2022) allow for up to US$100 million of first lien secured debt to be issued as well as up to US$50 million of debt for equipment financing, all subject to the terms of the note indenture. To address project funding requirements for Florence or other projects, the Company may also raise capital through equity financings or asset sales, including royalties, sales of project interests, or joint ventures. The Company may also redeem or repurchase senior secured notes on the market. As at September 30, 2019, the Company had $37.5 million in restricted cash and other financial assets for its share of Gibraltar Mine reclamation bonding needs. Management is investigating alternative forms of acceptable security to release that cash to be available for working capital purposes in the near term. The Company evaluates these alternatives based on a number of factors including, the prevailing market prices of its common shares and senior secured notes, metal prices, liquidity requirements, covenant restrictions and other factors, in order to

TASEKO MINES LIMITED

Management’s Discussion and Analysis

determine the optimal mix of capital resources to address capital requirements, minimize the Company’s cost of capital, and maximize shareholder value.

Future changes in copper and molybdenum market prices could also impact the timing and amount of cash available for future investment in development projects, debt obligations, and other uses of capital. To partially mitigate commodity price risks, copper put options are entered into for a portion of Taseko’s share of Gibraltar copper production (see section below “Hedging Strategy”).

Hedging strategy

The Company’s hedging strategy is to secure a minimum price for a portion of copper production using put options that are either purchased outright or funded by the sale of call options that are significantly out of the money. The amount and duration of the hedge position is based on an assessment of business-specific risk elements combined with the copper pricing outlook. Copper price and quantity exposure are reviewed at least quarterly to ensure that adequate revenue protection is in place. Hedge positions are typically extended adding incremental quarters at established put strike prices to provide the necessary price protection. The Company’s hedging strategy is designed to mitigate short-term declines in copper price.

Considerations on the cost of the hedging program include an assessment of Gibraltar’s estimated production costs, anticipated copper prices and the Company’s capital requirements during the relevant period. In February 2019, the Company spent $0.9 million to purchase copper put options that matured evenly between February and April of 2019. In August 2019, the Company spent $2.0 million to purchase copper put options that matured between September and December of 2019. The following table shows the commodity contracts that were outstanding as at the date of this MD&A.

	Notional amount	Strike price	Term to maturity	Original cost
At November 5, 2019

Copper put options	15 million lbs	US$2.50 per lb	November to December 2019	$0.9 million

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Commitments and contingencies

Commitments

	Payments due
($ in thousands)	Remainder of 2019	2020	2021	2022	2023	Thereafter	Total

Debt:

Senior secured notes	-	-	-	331,075	-	-	331,075

Interest	14,485	28,969	28,969	14,485	-	-	86,908

Equipment loans:

Principal	1,571	6,661	7,041	6,174	4,469	1,299	27,215

Interest	370	1,254	874	486	187	17	3,188

Lease liabilities:

Principal	2,063	7,474	4,438	2,880	1,019	2,122	19,996

Interest	308	939	462	243	159	176	2,287

Lease related obligation:

Rental payment	657	2,626	2,627	2,627	5,634	-	14,171

PER [1]	-	-	-	-	-	106,598	106,598

Capital expenditures [2]	135	-	-	-	-	-	135

Other expenditures

Transportation related services [3]	-	8,309	5,363	894	-	-	14,566

Other	312	298	-	-	-	-	610

1 The provision for environmental rehabilitation amounts presented in the table represents the present value of estimated costs of legal and constructive obligations required to retire an asset, including decommissioning and other site restoration activities, primarily for the Gibraltar Mine. The Company has provided total reclamation security of $37.5 million for its 75% share of Gibraltar, in the form of reclamation deposits and restricted cash.

2 Capital expenditure commitments include only those items where the Company has entered into binding commitments.

3 Transportation related services commitments include ocean freight and port handling services, which are both cancellable upon certain operating circumstances.

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by Gibraltar in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner’s 25% share of this debt which amounted to $17.6 million as at September 30, 2019.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

	2019			2018				2017
(Cdn$ in thousands, except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenues	82,436	86,521	70,274	111,121	74,297	94,273	64,179	95,408

Net earnings (loss)	(24,508)	(11,012)	(7,931)	(19,720)	7,098	(4,671)	(18,481)	(7,600)

Basic EPS	(0.10)	(0.04)	(0.03)	(0.09)	0.03	(0.02)	(0.08)	(0.03)

Adjusted net earnings (loss) *	(20,561)	(17,471)	(14,419)	(1,310)	1,464	2,337	(10,999)	(1,544)

Adjusted basic EPS *	(0.08)	(0.07)	(0.06)	(0.01)	0.01	0.01	(0.05)	(0.01)

Adjusted EBITDA *	7,906	14,660	10,245	26,489	31,940	32,251	7,537	28,639

(US$ per pound, except where indicated)

Realized copper price *	2.56	2.69	2.91	2.72	2.63	3.13	2.98	3.30

Total operating costs *	2.05	2.01	2.21	2.11	1.58	1.98	2.33	2.11

Copper sales (million pounds)	25.1	24.2	17.5	32.0	21.6	24.2	17.1	24.0

*Non-GAAP performance measure. See page 21 of this MD&A

Financial results for the last eight quarters reflect: volatile copper and molybdenum prices and foreign exchange rates that impact realized sale prices; and variability in the quarterly sales volumes due to copper grades and timing of shipments which impacts revenue recognition.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s significant accounting policies are presented in Note 2.4 of the 2018 annual consolidated financial statements and Note 2 of the September 30, 2019 unaudited condensed consolidated interim financial statements. The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In the process of applying the Company’s accounting policies, significant areas where judgment is required include the determination of a joint arrangement, determining the timing of transfer of control of inventory for revenue recognition, and recovery of other deferred tax assets.

Significant areas of estimation include reserve and resource estimation; asset valuations and the measurement of impairment charges or reversals; valuation of inventories; plant and equipment lives; tax provisions; provisions for environmental rehabilitation; valuation of financial instruments and derivatives; capitalized stripping costs and share-based compensation. Key estimates and assumptions made by management with respect to these areas have been disclosed in the notes to the consolidated financial statements as appropriate.

The accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, and may be subject to revision based on various factors. Changes in reserve and resource estimates may impact the carrying value of property, plant and equipment; the calculation of depreciation expense; the capitalization of stripping costs incurred during production; and the timing of cash flows related to the provision for environmental rehabilitation.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Changes in forecast prices of commodities, exchange rates, production costs and recovery rates may change the economic status of reserves and resources. Forecast prices of commodities, exchange rates, production costs and recovery rates, and discount rates assumptions, either individually or collectively, may impact the carrying value of derivative financial instruments, inventories, property, plant and equipment, and intangibles, as well as the measurement of impairment charges or reversals.

Change in Accounting Policies

The Company adopted the new accounting standard IFRS 16, Leases, effective January 1, 2019 using the modified retrospective method. Accordingly, the comparative information presented for 2018 has not been restated and is accounted for under IAS 17 Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease contract. More information on the transition to IFRS 16 is described in Note 3 of the September 30, 2019 unaudited condensed consolidated interim financial statements.

INTERNAL AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures.

The Company’s internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2)

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3)

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s internal control system over disclosure controls and procedures is designed to provide reasonable assurance that material information relating to the Company is made known to management and disclosed to others and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There have been no changes in our internal controls over financial reporting and disclosure controls and procedures during the period ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting and disclosure.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include the members of the Board of Directors and executive officers of the Company.

The Company contributes to a post-employment defined contribution pension plan on the behalf of certain key management personnel. This retirement compensation arrangement (“RCA Trust”) was established to provide benefits to certain executive officers on or after retirement in recognition of their long service. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust. Obligations for contributions to the defined contribution pension plan are recognized as compensation expense in the periods during which services are rendered by the executive officers.

Certain executive officers are entitled to termination and change in control benefits. In the event of termination without cause, other than a change in control, these executive officers are entitled to an amount ranging from9-months’ to 18-months’ salary. In the event of a change in control, if a termination without cause or a resignation occurs within 12 months following the change of control, these executive officers are entitled to receive, among other things, an amount ranging from 24-months’ to 32-months’ salary and accrued bonus, and all stock options held by these individuals will fully vest.

Executive officers and directors also participate in the Company’s share-based option program (refer to Note 15 of the unaudited condensed consolidated interim financial statements).

Compensation for key management personnel (including all members of the Board of Directors and executive officers) is as follows:

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands)	2019	2018	2019	2018

Salaries and benefits	1,018	1,291	5,727	5,168

Post-employment benefits	417	980	1,196	1,726

Share-based compensation expense (recovery)	112	(476)	2,054	(1,462)
	1,547	1,795	8,977	5,432

Other related parties

(a) Termination of Service Agreement with HDSI

On December 31, 2018, the Company terminated the services agreement with Hunter Dickinson Services Inc. (“HDSI”), which was a related party as three directors of the Company are also principals of HDSI. In 2018 and prior years, HDSI invoiced the Company for their executive services (director fees) and for other services provided by HDSI under a services agreement dated July 2010.

Effective from January 1, 2019 HDSI no longer provides services to the Company, and the Company had no transactions with HDSI, except for a reimbursement of warehouse rental costs in the amount of $10 and $30 for the three and nine month periods ended September 30, 2019.

For the nine month period ended September 30, 2018, the Company incurred total costs of $1,016 in transactions with HDSI. Of these, $388 related to administrative, legal, exploration and tax services, $418 related to

TASEKO MINES LIMITED

Management’s Discussion and Analysis

reimbursements of office rent costs, and $210 related to director fees for two Taseko directors who are also principals of HDSI.

(b) Gibraltar Joint Venture

Under the terms of the joint venture operating agreement, Gibraltar pays the Company a management fee for services rendered by the Company as operator of the Gibraltar Mine. In addition, the Company pays certain expenses on behalf of Gibraltar and invoices Gibraltar for these expenses.

For the three month period ended September 30, 2019, Management income for $301 (Q3 2018: $293) and reimbursable compensation expenses and third party costs of $16 (Q3 2018: $81) were charged to the joint venture partner. For the nine month period ended September 30, 2019, Management income for $884 (2018: $875) and reimbursable compensation expenses and third party costs of $55 (2018: $127) were charged to the joint venture partner.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs is calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of by-product credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2019	2018	2019	2018
Cost of sales	98,173	60,729	270,915	202,105

Less:

Depletion and amortization	(28,054)	(20,174)	(78,376)	(52,909)

Net change in inventories of finished goods	(1,272)	17,439	6,763	17,593

Net change in inventories of ore stockpiles	(2,690)	6,716	(3,103)	7,827

Transportation costs	(4,889)	(5,149)	(12,807)	(12,507)

Insurance recoverable	-	3,875	-	7,875

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Site operating costs	61,268	63,436	183,392	169,984

Less by-product credits:

Molybdenum, net of treatment costs	(4,957)	(6,937)	(20,020)	(15,776)

Silver, excluding amortization of deferred revenue	(308)	42	(588)	(209)

Site operating costs, net of by-product credits	56,003	56,541	162,784	153,999

Total copper produced (thousand pounds)	24,720	32,251	69,381	74,516

Total costs per pound produced	2.27	1.75	2.35	2.07

Average exchange rate for the period (CAD/USD)	1.32	1.31	1.33	1.29

Site operating costs, net of by-product credits (US$ per pound)	1.72	1.34	1.77	1.61

Site operating costs, net of by-product credits	56,003	56,541	162,784	153,999

Add off-property costs:

Treatment and refining costs	5,792	4,725	15,898	14,617

Transportation costs	4,889	5,149	12,807	12,507

Total operating costs	66,684	66,415	191,489	181,123

Total operating costs (C1) (US$ per pound)	2.05	1.58	2.08	1.89

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

●	Unrealized foreign currency gains/losses; and
●	Unrealized gain/loss on copper put options.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands, except per share amounts)	2019	2018	2019	2018

Net income (loss)	(24,508)	7,098	(43,451)	(16,054)

Unrealized foreign exchange (gain) loss	3,569	(5,244)	(9,378)	10,817

Unrealized (gain) loss on copper put options	518	(534)	518	(2,686)

Estimated tax effect of adjustments	(140)	144	(140)	725

Adjusted net income (loss)	(20,561)	1,464	(52,451)	(7,198)

Adjusted EPS	(0.08)	0.01	(0.22)	(0.03)

Adjusted EBITDA

Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results.

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Issuers of “high yield” securities also present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations.

Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance. Certain items of expense are added and certain items of income are deducted from net income that are not likely to recur or are not indicative of the Company’s underlying operating results for the reporting periods presented or for future operating performance and consist of:

●	Unrealized foreign exchange gains/losses;
●	Unrealized gain/loss on copper put options; and
●	Share-based compensation.

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2019	2018	2019	2018

Net income (loss)	(24,508)	7,098	(43,451)	(16,054)

Add:

Depletion and amortization	28,054	20,174	78,376	52,909

Finance expense	10,425	9,829	30,215	28,873

Finance income	(482)	(296)	(1,089)	(940)

Income tax expense (recovery)	(9,853)	1,299	(24,794)	(197)

Unrealized foreign exchange (gain) loss	3,569	(5,244)	(9,378)	10,817

Unrealized (gain) loss on copper put options	518	(534)	518	(2,686)

Amortization of share-based compensation expense (recovery)	183	(386)	2,414	(994)
Adjusted EBITDA	7,906	31,940	32,811	71,728

Earnings (loss) from mining operations before depletion and amortization

Earnings (loss) from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands)	2019	2018	2019	2018

Earnings (loss) from mining operations	(15,737)	13,568	(31,684)	30,644

Add:

Depletion and amortization	28,054	20,174	78,376	52,909
Earnings from mining operations before depletion and amortization	12,317	33,742	46,692	83,553

TASEKO MINES LIMITED

Management’s Discussion and Analysis

Site operating costs per ton milled

	Three months ended September 30,		Nine months ended September 30,
(Cdn$ in thousands, except per ton milled amounts)	2019	2018	2019	2018
Site operating costs (included in cost of sales)	61,268	63,436	183,392	169,984

Tons milled (thousands) (75% basis)	5,660	5,983	16,550	17,208
Site operating costs per ton milled	$10.83	$10.60	$11.08	$9.88